United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

Condensed Consolidated Financial Information for the three-month and six-month periods ended June 30 , 2008 and 2007 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders Aracruz Celulose S.A. Aracruz, Espírito Santo, Brazil

1.	We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of June 30, 2008 and the related condensed consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month and six-month periods ended June 30, 2008 and 2007, all expressed in United States dollars. These condensed consolidated interim financial statements are the responsibility of the Company's management.

2.	We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 10, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

July 7, 2008 /s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets (Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	June 30,	December 31,
Assets	2008	2007
Current assets
Cash and cash equivalents	33,934	53,321
Short-term investments	494,128	439,940
Derivative instruments	31,204
Accounts receivable, net	372,716	361,603
Inventories	276,248	225,023
Deferred income tax	12,977	12,280
Recoverable taxes	144,287	140,390
Prepaid expenses and other current assets	23,781	18,843
	1,389,275	1,251,400
Property, plant and equipment, net	2,672,808	2,518,700
Investment in affiliated companies	440,980	415,394
Goodwill	192,035	192,035
Other assets
Derivative instruments	59,031	29,699
Advances to suppliers	111,659	100,922
Accounts receivable	26,003	24,671
Deposits for tax assessments	27,493	22,520
Recoverable taxes	73,422	64,899
Other	5,021	4,623
	302,629	247,334
Total Assets	4,997,727	4,624,863

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets (Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	June 30,	December 31,
Liabilities and Stockholders' equity	2008	2007
Current liabilities
Suppliers	159,789	119,950
Payroll and related charges	31,208	33,310
Income and other taxes	38,848	31,237
Short-term borrowings	6,279	5,646
Current portion of long-term debt
Related party	83,514	76,082
Other	8,530	5,897
Accrued finance charges	11,387	9,143
Accrued dividends - interest payable on stockholders’ equity	54,749	45,495
Other accruals	4,091	959
	398,395	327,719
Long-term liabilities
Long-term debt
Related party	365,765	350,274
Other	1,146,425	962,077
Litigation contingencies	148,376	130,999
Liabilities associated with unrecognized tax benefits	90,797	92,449
Interest and penalties on liabilities associated with unrecognized tax benefits	54,683	69,046
Deferred income tax, net	358,156	248,879
Other	50,538	44,905
	2,214,740	1,898,629
Minority interest	20,105	11,397
Stockholders' equity
Share capital - no-par-value shares authorized, issued and outstanding Common
stock – June 30, 2008 and December 31, 2007 - 455,390,699 shares	518,385	518,385
Preferred stock
Class A - 27,958,116 shares as of December 31, 2007 and
27,956,802 shares as of June 30, 2008	41,303	41,305
Class B - 549,205,305 shares as of December 31, 2007 and
549,206,619 shares as of June 30, 2008	853,441	853,439
Treasury stock
Class B preferred stock – June 30, 2008 and December 31,2007 - 1,483,200
shares and Common stock – 2008 and 2007 - 483,114 shares	(2,639)	(2,639)
Total share capital	1,410,490	1,410,490
Appropriated retained earnings	1,595,860	1,434,228
Unappropriated retained deficit	(641,863)	(457,600)
	2,364,487	2,387,118
Total Liabilities and Stockholders’equity	4,997,727	4,624,863

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

	Three-month period		Six-month period
	ended June 30			ended June 30
	2008	2007	2008	2007
Operating revenues
Sales of eucalyptus pulp
Domestic	42,534	32,359	82,387	61,435
Export	562,609	531,818	1,072,880	958,439
	605,143	564,177	1,155,267	1,019,874
Sales taxes and other deductions	66,697	69,973	132,660	130,260
Net operating revenues	538,446	494,204	1,022,607	889,614
Operating costs and expenses
Cost of sales	348,525	312,988	667,036	553,362
Selling	24,628	21,502	46,188	38,578
Administrative	18,500	15,549	31,990	25,963
Other, net	5,045	(24,012)	14,243	(16,277)
	396,698	326,027	759,457	601,626
Operating income	141,748	168,177	263,150	287,988
Non-operating (income) expenses
Financial income	(100,822)	(62,898)	(129,636)	(112,788)
Financial expenses	18,695	19,303	39,983	44,904
(Gain) loss on currency
remeasurement, net	11,103	(226)	11,802	475
Other		(3)		(3)
	(71,024)	(43,824)	(77,851)	(67,412)
Income before income taxes, minority
interest and equity in results of
affiliated companies	212,772	212,001	341,001	355,400
Income tax expense (benefit)
Current	12,803	12,840	23,861	33,792
Deferred	107,039	54,090	108,612	70,229
	119,842	66,930	132,473	104,021
Minority interest	3,644	6,434	7,708	6,896

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

Equity in results of affiliated companies	18,022	16,096	12,664	22,420
Net income	71,264	122,541	188,156	222,063

	Three-month period		Six-month period
		ended June 30		ended June 30
	2008	2007	2008	2007
Basic and diluted earnings per share
Class A preferred stock	0.072	0.124	0.190	0.225
Class B preferred stock	0.072	0.124	0.190	0.225
Common stock	0.066	0.113	0.173	0.204
Weighted-average number of shares
outstanding (thousands)
Class A preferred stock	27,957	37,962	27,958	37,962
Class B preferred stock	547,723	537,718	547,722	537,718
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations (Expressed in thousands of United States dollars, except number of shares and per-share amounts) (Unaudited) Continued

	Six-month period
		ended June 30,
	2008	2007
Cash flows from operating activities
Net income	188,156	222,063
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	113,192	104,868
Equity results of affiliated company	12,664	22,420
Deferred income tax	108,612	70,229
(Gain) loss on currency remeasurement	11,802	475
(Gain) loss on sale of equipment	(2,584)	736
Decrease (increase) in operating assets
Accounts receivable, net	(12,592)	(27,608)
Interest on short-term investments	(84,958)	(13,054)
Inventories, net	(51,248)	(11,261)
Recoverable taxes	7,094	(18,253)
Other	(6,771)	(1,265)
Increase (decrease) in operating liabilities
Suppliers	33,363	(1,712)
Payroll and related charges	(4,254)	(2,421)
Litigation, contingencies and liabilities associated with
unrecognized tax benefits	(24,303)	12,953
Accrued finance charges	1,890	(8,813)
Other	11,744	6,508
Net cash provided by operating activities	301,807	355,865
Cash flows from investing activities
Short - term investments
Applications	(39,323)	(1,967)
Redemptions	61,823	193,716
Proceeds from sale of equipment	2,775	201
Investments in affiliate	(38,250)	(96,000)
Additions to property, plant and equipment	(270,005)	(249,408)
Net cash used in investing activities	(282,980)	(153,458)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars)

(Unaudited) (Continued)

	Six-month period
		ended June 30,
	2008	2007
Cash flows from financing activities
Net borrowings short-term debt	7,517	340
Long-term debt
Borrowings
Related parties	19,888	22,110
Other	180,000	210,000
Repayments
Related parties	(39,764)	(33,757)
Other		(201,854)
Dividends and interest on stockholders´ equity paid	(205,218)	(150,517)
Net cash used in financing activities	(37,577)	(153,678)
Effect of changes in exchange rates on cash and cash equivalents	(637)	335
(Decrease) increase in cash and cash equivalents	(19,387)	49,064
Cash and cash equivalents, beginning of the period	53,321	48,414
Cash and cash equivalents, end of the period	33,934	97,478
Supplementary cash flow information
Interest paid	37,017	44,955
Income taxes paid	22,767	32,045
Non-cash transaction:
Unpaid accrued dividends and interest on
stockholders’ equity	54,749	41,807

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Changes in Stockholders’ Equity (Expressed in thousands of United States dollars, except number of shares) (Unaudited)

	Six-month period		Six-month period
	ended June 30, 2008		ended June 30, 2007
	Shares	US$	Shares	US$
Share capital
Common stock
Balance, January 1	455,390,699	518,385	455,390,699	297,265
Capital increase				221,120
Balance, June 30	455,390,699	518,385	455,390,699	518,385
Preferred stock – Class A
Balance, January 1	27,958,116	41,305	37,962,555	31,056
Capital increase				18,433
Conversion to Class B stock	(1,314)	(2)
Balance, June 30	27,956,802	41,303	37,962,555	49,489
Preferred stock - Class B
Balance, January 1	549,205,305	853,439	539,200,866	583,440
Capital increase				261,815
Conversion from Class A stock	1,314	2
Balance, June 30	549,206,619	853,441	539,200,866	845,255
Treasury stock
Balance, January 1 and June 30	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Balance carried forward	1,030,587,806	1,410,490	1,030,587,806	1,410,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of United States dollars, except number of shares )

(Unaudited) Continued

	Six-month period		Six-month period
	ended June 30, 2008		ended June 30, 2007
	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	1,410,490	1,030,587,806	1,410,490
Appropriated retained earnings
Investments reserve
Balance, January 1		1,122,765		1,184,905
Transfer to share capital - capital
increase				(501,368)
Transfer from unappropriated
retained earnings		126,531		103,532
Balance, June 30		1,249,296		787,069
Fiscal-incentive reserve
Balance, January 1		91,576		75,870
Transfer from unappropriated
retained earnings		10,321		8,342
Balance, June 30		101,897		84,212
Legal reserve
Balance, January 1		219,887		158,304
Transfer from unappropriated
retained earnings		24,780		17,407
Balance, June 30		244,667		175,711
Total balance, June 30		3,006,350		2,457,482
Unappropriated retained earnings
Balance, January 1		(457,600)		(125,778)
Net income		188,156		222,063
Dividends and interest on
stockholders’ equity		(210,787)		(155,001)
Transfer to appropriated
retained earnings		(161,632)		(129,281)
Balance, June 30		(641,863)		(187,997)
Total stockholders’ equity	1,030,587,806	2,364,487	1,030,587,806	2,269,485

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

1	Basis of presentation and summary of significant accounting policies

The unaudited condensed consolidated interim financial statements of Aracruz Celulose S.A. and subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, these interim financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. Operating results for the first three months are not necessarily indicative of the results to be expected for the entire year.

The interim financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

Except as disclosed in the notes hereto, the interim financial statements are based upon accounting policies and methods consistent with those used and described in the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2007. The consolidated balance sheet at December 31, 2007 has been derived from the Company’s audited financial statements at that date. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007 included in the Company’s 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities and other similar evaluations. Actual results may vary from estimates.

The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

rather than at the end of period exchange rate.

2	Recently issued accounting pronouncements

	2.1	Accounting pronouncements adopted in the period

In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement did not generate a material impact on the Company´s financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years (see Note 12).

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as the Company has not elected the fair value option for any of its financial assets or liabilities at January 1, 2008.

	2.2	Accounting pronouncements not adopted in the period

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No

	141	(revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement

	141	that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although included guidance on identifying the acquirer, as does this Statement. This Statement’s scope

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company is currently evaluating the impact of adopting SFAS. No. 161 on its financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

In May 2008, the FASB issued SFAS No. 162, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (US GAAP). This Statement shall be effective 60 (sixty) days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

3	Taxes

3.1 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period and include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for both 2008 and 2007.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period		Six-month period
	ended June 30		ended June 30,
	2008	2007	2008	2007
Income before income taxes, minority interest
and equity in results of affiliated companies	212,772	212,001	341,001	355,400
Federal income tax and social contribution
at statutory rates	72,342	72,080	115,940	120,836
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using historical
exchange rates and indexing for tax
purposes:	52,336	24,467	51,265	38,344
Results in subsidiaries with different
tax rates	20,444	(7,735)	3,648	(21,619)
Fiscal incentive - Technological innovation	(857)	(3,359)	(1,455)	(3,359)
Interest on stockholders´ equity	(19,498)	(14,308)	(33,105)	(25,418)
Other	(4,925)	(4,215)	(3,820)	(4,763)

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Income tax expense reported in
the consolidated statements of income	119,842	66,930	132,473	104,021

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

3.2	Fiscal incentive - ADENE

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

The Company presented its defense in January 2006 but its arguments have not been accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recognized until 2004 (US$ 66.8 million on December 31, 2004), it is management's understanding, based on advice of external legal counsel, that the tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has the vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

The major components of the deferred tax accounts in the balance sheet are as follows:

	June, 30	December, 31
	2008	2007
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany
inventory transactions	12,977	12,280
Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable
on cash basis	281,113	189,224
Difference in basis of accounting for property,
plant and equipment	46,997	59,171
Tax loss carryfowards from operations	(170)	(13,918)
Deductible temporary differences - other provisions	30,216	14,402
Net deferred tax liability – Long-Term	358,156	248,879

Although realization of deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.3 Liabilities associated with unrecognized tax benefits

At June 30, 2008, the Company’s recorded liability for unrecognized tax benefits in the amount of US$ 90,797 (US$ 92,449 at December 31, 2007), reflecting increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales. In March 30, 2008 the company also had unrecognized tax benefits related to the timing of utilization of historical tax loss carryforwards used to offset income tax payable that was subject to a tax assessment notice. Based on a favorable decision

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

of the Federal Taxpayers Council issued on June 25, 2008 determining tax authorities to cancel referred notice, the company decided to recognize the tax benefit related to the tax loss carryforwards in the amount of US$ 28 million.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 54,683 of accrued interest and penalties associated with unrecognized tax benefits at June 30, 2008 (US$ 69,046 at December 31, 2007), recorded as a component of long-term liabilities. The Company recognized approximately US$ 4,776 and US$ 2,727 in accrued interest for the six-month periods ended June 30, 2008 and 2007, respectively.

(i) Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 90.8 million as of June 30, 2008 (US$ 79.0 million to December 2007).

(ii) Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice questioning the deductibility of social contribution from taxable income for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to pay US$ 10.1 million, part of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution in the calculation of taxable income.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(iii) Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice questioning the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The Company presented its defense but its arguments have not been accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council which, by unanimous vote, decided in June 2008 that the referred notices should be cancelled by tax authorities.

The existing accrual for the period in which the Company took advantage of the BEFIEX tax benefit program was totally reverted in June 2008, positively impacting the company's results in the amount of US$ 28 million. This impact was registered in the financial expenses interest and other operating, net (penalties).

3.3 Recoverable taxes
	June, 30	December, 31
	2008	2007
Recoverable taxes
Prepaid income tax and social contribution	116,096	91,829
Withholding income tax on financial investments	19,686	20,792
Value-Added Tax Credit - ICMS (*)	189,954	154,854
Valuation allowance on Value-Added Tax Credit	(143,204)	(109,993)
Pis and COFINS contribution on acquisition of goods	33,988	46,721
Other	1,189	1,086
Total recoverable taxes	217,709	205,289
Current	144,287	140,390
Long-term	73,422	64,899
Total	217,709	205,289

(*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo, and has been able to recover part of these credits by selling them to third parties, pursuant to the provisions of current legislation. Considering the history of such transactions during the year 2007, when the Company sold

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

approximately US$ 50 million (R$ 95 million) in ICMS tax credits and the perspective of successfully closing other sales transactions, the Company believes it will be able to recover part of the ICMS credits recorded in its books against the state of Espírito Santo. Therefore, on December 31, 2007 it decided to reverse on December 31, 2007 approximately US$ 38,000 of the provision previously accrued. As of June 30, 2008, the balance of this provision is US$ 143,200.

4	Accounts receivable, net
		June, 30	December, 31
		2008	2007
	Customers - pulp sales
	Domestic	16,736	18,161
	Export	325,005	319,220
	Advances to suppliers	3,431	2,919
	Other	33,069	25,621
		378,241	365,921
	Allowance for doubtful accounts	(5,525)	(4,318)
	Total, net	372,716	361,603

At June 30, 2008, there were two customers, one of whom accounted for 37% and the other 14% of total customer receivables (December 31, 2007; 31% and 13%, respectively). No other customer accounted for more than 10% of total customer receivables.

Long-Term receivables represent the balance of consideration receivable on the sale to third parties of Value-added tax credits ("ICMS"). The sale has been approved by tax authorities and the balance will be collected in 60 monthly installments, updated with an interest rate of Interbank Certified Depositary plus 2% per year.

5	Inventories
		June, 30	December, 31
		2008	2007
	Finished products	177,838	141,240
	Raw materials	42,113	34,404
	Spare parts and maintenance supplies	56,297	49,379
		276,248	225,023

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

6	Investment in affiliated companies

During the first six-months of 2008 the Company increased its share capital invested in Veracel Celulose S.A. in the amount of US$ 38,250. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

7	Short-term borrowings and long-term debt

(a) Short-term borrowings - export financing and other

At June 30, 2008, the balance of short-term debt consisted of rural credit denominated in reais, in the amount of US$ 6,279 (US$ 5,646 as of December 31, 2007) with an interest rate of 6.75%.

(b) Long-term debt

	June 30,	December 31,
	2008	2007
Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus
7.8% to 10.5% (2007 - 7.8% to 10.5%) due 2008 to 2016	407,415	381,477
Credit Export Note – 100% CDI, due 2008 to 2013	62,338	58,974
BNDES Term loans – 7.18% to 9.08% (2007 –
7.86% to 9.76%), due 2008 to 2016 and indexed
to BNDES basket of currencies	41,864	44,879
	511,617	485,330
Denominated in US Dollars:
Pre-export financing – 3.05% to 5.65% (2007 -
5.73% to 6.34%) due 2012 to 2016	1,092,617	909,000
	1,092,617	909,000
Total	1,604,234	1,394,330
Less current maturities	(92,044)	(81,979)
Total long-term debt	1,512,190	1,312,351

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The long-term portion of the Company's debt at June 30, 2008 becomes due in the following years:

2009	20,689
2010	33,539
2011	34,326
2012	93,584
2013 and thereafter	1,330,052
Total	1,512,190

8 Stockholders’ equity

At June 30, 2008, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. (an affiliate Group Lorentzen), Arainvest Participações S.A. (an affiliate of Banco Safra S.A.), and Newark Financial Inc (an affiliate of Votorantim Celulose e Papel (VCP)) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5% .

At June 30 2008, Arainvest, Treasure Hold Investments Corp (an affiliate of Banco Safra S.A.) and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

During 2007, the Company has increased its capital by US$ 501,368 using balances from the investment reserve, as required by the Brazilian Corporate Law. Such capital increase was approved by the General Shareholders’ Meeting held in April 24, 2007.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At June 30, 2008, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,512 million.

Appropriated retained earnings is composed by the following reserves:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area. The

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

b) Investments reserve - the investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 6.32% and 6.25% for the years 2007 and 2008, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

The Company paid US$ 205 million of dividends and interest on stockholders’ equity during the six-month period ended June 30, 2008 (of which US$ 164 million related to 2007 results and US$ 41 million related to the first semester of 2008) and accrued US$ 53 million of interest on stockholders’ equity for payment in July 2008.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

Basic and diluted earnings per share:

Basic and diluted earnings per share ("EPS"), as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common	Class A Stock	Class B Stock
Stock
Voting	Yes	No, except in the event that	No, except in the event that
Rights		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights	consecutive years. Voting
		will then be granted until the	rights will then be granted
		dividends in arrears for those 3	until the dividends in arrears
		years are paid.	for those 3 years are paid.
Privileges	None	Priority in the return of capital in	Priority in the return of capital
		the liquidation of the Company;	in the liquidation of the
Company;
Right to receive cash dividends in
		an amount 10% higher than	Right to receive cash
		dividends attributable to each	dividends in an amount 10%
		common stock.	higher than dividends
attributable to each common
		Priority in the distribution of a	stock.
minimum annual cash dividend
equivalent to 6% of the capital
attributable to it.
Conversion	None	Can be converted into Class B	Cannot be converted into Class
Features		Stock but not into Common Stock	A Stock nor to Common
		at any time, at the option and cost	Stocks at any time.
of the stockholder. Conversion

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

distribution thereafter are shared ratably among Class A preferred, Class B preferred and common shares.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

The earnings per share calculations:

		Six -month period ended June 30, 2008
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on stockholders’ equity	2,644	51,792	39,104	93,540
Undistributed earnings	2,674	52,387	39,555	94,616
Net income for the period	5,318	104,179	78,659	188,156
Weighted average number of shares	27,958	547,722	454,908
Basic and diluted earnings per share	0.190	0.190	0.173

		Six -month period ended June 30, 2007
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on stockholders’ equity	2,790	39,515	30,390	72,695
Undistributed earnings	5,732	81,192	62,444	149,368
Net income for the period	8,522	120,707	92,834	222,063
Weighted average number of shares	37,962	537,718	454,908
Basic and diluted earnings per share	0.225	0.225	0.204

There were no dilutive securities outstanding in 2008 and 2007.

9	Litigation, contingencies and commitments
		June 30, 2008	December 31, 2007
	Labor - a) (i)	22,934	20,470
	Tax:
	PIS and COFINS obligations - a)(iii)	107,246	94,298
	Other	18,196	16,231
		148,376	130,999

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(a)	Litigation and contingencies

(i) Labor

On June 30, 2008, the Company had a total provision recorded for labor proceedings of US$ 22.9 million (US$ 20.4 million on December 31, 2007) and a corresponding deposit in an escrow account of US$ 10.6 million (US$ 7.5 million on December 31, 2007).

Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

(ii) Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 1.7 million in Court aiming to its annulment and, on June 30, 2008, has placed approximately US$ 2.2 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, which evaluated the probability of loss in such case as remote, no provision has been recognized.

(iii) PIS and COFINS contributions

On June 30, 2008, the provision for contingencies included US$ 107.2 million (US$ 94.3 at December 31, 2007) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar, principally in the period from early 1999 until September 2002.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9,718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program,

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

enacted by Law 10,684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification

In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision related to the imposition of those taxes on revenues resulting from exchange gains, pursuant to article 150, § 4º of the National Tax Code.

Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, considering a late 2007 pronouncement of Ibracon (Brazilian Independent Auditors Institute), the Company, on a conservative approach, decided to restore the reversed amount of the provision.

(iv) Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3 million. In March 2008, the Company received notice of judicial claims deriving from three of the tax assessments judged in disfavor of the Company, in the amount of approximately US$ 33.4 million, and timely contested them. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized.

(v) Civil Public Suits - Eucalyptus Plantations in the State Rio Grande do Sul

In the year 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul brought two Civil Public Suits questioning the validity of the procedures adopted by Fundação Estadual de Proteção Ambiental - FEPAM in issuing environmental licenses for eucalyptus plantations in that State. A provisional measure was initially granted, to determine that FEPAM ceases to issue environmental licenses for eucalyptus plantations, being the competence therefore transferred

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

to Instituto Brasileiro de Meio Ambiente - IBAMA (Brazilian Environmental Institute). The provisional measure was suspended by the Federal Court of the 4th Region at the request of the Government of the State Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized. Additionally, the Company cannot precisely estimate the amount involved in these claims.

(vi) Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii) Others

Based on an analysis of the disputes involved and consultation with its legal counsel, the Company has recorded additional provisions in the amount of US$ 18.2 million relating to several other legal disputes and has also made deposits in the amount of US$ 14.6 million in escrow accounts as of June 30, 2008.

(b)	Commitments

(i) Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts

193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 7.6 million at December 31, 2007), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, in 2005 some members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with,

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 5.4 million.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widened the studies "with a view towards preparing an appropriate recommendation that assuages the interest of both parties".

On August 27, 2007, the Ministry of Justice based on the conclusions of the working group set up by FUNAI Edict No. 1,299/05, issued Edicts nr. 1.463 and 1.464 determining the enlargement of the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book values of such lands is immaterial.

The land dispute among Aracruz and the Indian Communities in the State Espírito Santo was resolved in 2007. On March 3, 2008, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) was signed that considers the rights and obligations of the Company, the Indians and the National Indian Foundation - FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective.

The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current of future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, and subsequently ratified by them on November 28, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory. Aracruz considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an

Aracruz Celulose S.A. Notes to Condensed Consolidated Interim Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

enlargement in their lands, while at the same time providing Aracruz with the legal assurances that these lands will not be expanded again.

(ii) “Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or- pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. Under the 2002 contractual amendment, there are remaining take-or-pay committed volumes until 2008.

(iii) Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of June 30, 2008 is 794 thousand m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of US$ 3,103 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during 2008.

(iv) Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

11	Derivative instruments and risk management activities

The Company operates internationally and is exposed to market risk from foreign exchange and interest rate volatility. The exposure of U.S. Dollar denominated liability does not represent a risk from an economic and financial standpoint, because the future payment in local currency of such liability is offset by operating revenue which is expressed in U.S. Dollars since almost all sales originate from exportation.

The Company’s foreign currency risk and interest rate management strategy may use derivative instruments to protect against foreign exchange and interest rate volatility.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

(a) Foreign currency risk management

During 2008 the Company has recognized, in financial income, gains of US$ 25.5 million on derivative instruments registered at the BM&F - Brazilian Mercantile & Futures Exchange (2007 - US$ 55.0 million). These operations are marked to market on a daily basis and as of June 30, 2008 the fair value of these contracts were reported as an asset of US$ 0.5 million (as of December 31, 2007, an asset of US$ 0.6 million). At June 30, 2008 the Company was not positioned on the BM&F.

It also has recognized, in financial income, gains of US$ 24.2 million on foreign exchange derivative transactions with financial institutions (Non Deliverable Forward and Target Forward). There were no such derivative instruments in 2007. These operations are marked to market, and at June 30, 2008 the notional amount of these derivatives totaled US$ 360 million with maturities ranging from July to November 2008. The outstanding amount of these contracts were reported as an asset of US$ 21.7 million.

(b) Interest rate risk management

During 2008 the Company has recognized, in financial income, gains of US$ 33.6 million on swap transactions (TJLP or interest long-term rate against dollar coupon) (2007 - US$ 3.2 million). These operations are marked to market, and at June 30, 2008, the notional amount of these swaps totaled US$ 387.2 million with maturity in April 2010. The outstanding amount of these contracts were reported as an asset of US$ 59.0 million (2007 - US$ 29.0 million).

The Company also has recognized, in financial income, gains of US$ 11.8 million on swap transactions (Brazilian daily interbank rate against the U. S. Dollar coupon) (2007 - US$ 5.0 million). These operations are marked to market, and at June 30, 2008, the notional amount of these swaps totaled US$ 62.3 million with maturities ranging from December 2008 to December 2013. The outstanding amount of these contracts were reported as an asset of US$ 11.4 million.

The Company has also recognized, in financial expense, losses of US$ 3.6 on LIBOR swaps. There were no such derivative instruments in 2007. These operations are marked to market, and at June 30, 2008 the notional amount of these derivatives totaled US$ 50 million with maturities ranging from June 2009 to June 2013. The outstanding amount of this transaction were reported as a liability of USD 3.6 million.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

12 Assets and Liabilities Measured at Fair Value on a Recurring Basis

As discussed in Note 2.1, the Company adopted SFAS No. 157 – “Fair value measurements”. The adoption of SFAS 157 did not have a material impact in the Company’s statements of operations and financial position. As required by SFAS 157, the following table discloses the assets and liabilities measured at fair value on a recurring basis:

		Fair value at the reporting date
			using
		Quoted prices	Quoted prices	Significant
		in active	in active	unobservabl
Description		markets for	markets for	e inputs
	June 30,	identical	identical assets	(Level 3)
	2008	assets,	(Level 2)
		(Level 1)
Available-for-sale
securities (short-
term investments)	494,128	494,128
Derivative
instruments	90,235		90,235
Total	584,363	494,128	90,235

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

13 Segment information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has determined that its operation has only one segment - pulp.

Sales by geographic area are determined based on the location of the customers.

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Three-month period			Six-month period
	ended June 30			ended June 30
	2008	2007	2008	2007
North America	194,970	193,028	387,118	346,148
Europe	228,850	216,305	449,329	393,068
Asia	138,410	119,978	236,054	216,096
Other	379	2,507	379	3,127
Total	562,609	531,818	1,072,880	958,439

In the three-month and six-month periods ended June 30, 2008, two unaffiliated customer accounted for 32% and 13% and 33% and 13% of net sales (27% and 16% and 28 % and 16% for the three-month and six-month periods ended June 30, 2007, respectively). No other individual customers represented more than 10% of net sales.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Interim Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited)

14 Subsequent events

On July 1st, 2008 the Company acquired Boise Cascade do Brasil Ltda., currently known as Aracruz Riograndense Ltda., for the amount equivalent to US$ 47 million. The company, whose industrial activity had been discontinued, was the owner of assets that comprised land areas with forests (of which 10.2 thousand hectares are planted with eucalyptus), buildings, equipment and an industrial facility.

The acquisition has the objective to attend the demand for the forestry base expansion of the Company related to the expansion project of the Guaíba Unit and the resources are part of the forestry investment approved by the Board of Directors.

* * *

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer